UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33805

SCULPTOR CAPITAL MANAGEMENT, INC.
(Exact name of registrant as specified in its charter)

9 West 57th Street
New York, New York 10019
(212) 790-0000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On November 17, 2023, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 23, 2023, as amended, by and among Sculptor Capital Management, Inc. (the “Company”), Sculptor Capital LP, a Delaware limited partnership and subsidiary of the Company, Sculptor Capital Advisors LP, a Delaware limited partnership and subsidiary of the Company, Sculptor Capital Advisors II LP, a Delaware limited partnership and subsidiary of the Company, Rithm Capital Corp., a Delaware corporation (“Parent”), Calder Sub, Inc., a Delaware corporation and subsidiary of Parent (“Merger Sub Inc.”), Calder Sub I, LP, a Delaware limited partnership and subsidiary of Parent, Calder Sub II, LP, a Delaware limited partnership and subsidiary of Parent, and Calder Sub III, LP, a Delaware limited partnership and subsidiary of Parent, Merger Sub Inc. merged with and into the Company, with the Company surviving such merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sculptor Capital Management, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 27, 2023	SCULPTOR CAPITAL MANAGEMENT, INC.

	By:	/s/ Dava Ritchea
	Name:	Dava Ritchea
	Title:	Chief Financial Officer and Executive Managing Director